July 1, 2022

Via EDGAR and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Selina Hospitality PLC (f/k/a Selina Holding Company, UK Societas)
Amendment No. 2 to Draft Registration Statement on Form F-4
Submitted July 1, 2022
CIK No. 0001909417

Dear Sir or Madam:

On behalf of our client, Selina Hospitality PLC (f/k/a Selina Holding Company, UK Societas) (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 15, 2022, relating to the Company’s Amendment to its Draft Registration Statement on Form F-4 that was confidentially submitted to the Commission by the Company on April 1, 2022 (as so amended, the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, confidentially submitted to the Commission via EDGAR an amendment to the Registration Statement (“Amendment No. 2”) which reflects these revisions and generally updates certain information in the Registration Statement.

Please note that our responses below, insofar as relevant information relates to BOA Acquisition Corp., a Delaware corporation (“BOA”), or matters arising from BOA’s participation in the preparation of the Registration Statement and Amendment No. 2, are based on our discussions with and information received from BOA or its counsel, King & Spalding, LLP, who have similarly participated in the preparation and review of this response letter.

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the numbered comments and headings in the Staff’s letter. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to each comment. The page numbers in the italicized captions refer to pages in the Registration Statement, while the page numbers in the Company’s responses refer to page numbers in Amendment No. 2. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 2.

U.S. Securities and Exchange Commission

July 1, 2022

Interests of BOA’s Directors and Officers in the Business Combination, page 31

1.

We note your response to comment 5. Please include the current value of the securities held by the Sponsor. You disclose on page 33 that the Sponsor, your officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating the Business Combination, and repayment of any other loans. Please quantify any such out-of-pocket expenses, loans or other fees.

Response: The Company has revised the Registration Statement on page 35 in response to the Staff’s comment. While Sponsor, its officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating the Business Combination, and repayment of any other loans, as of the date of Amendment No. 2, there were no outstanding amounts subject to reimbursement.

Risk Factors, page 47

2.

We note your response to comment 8. Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. Further, it appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to quantify the value of the warrants that may be retained by redeeming stockholders and the resulting risks. Please see page 94. The Company has also revised the Registration Statement to disclose the effective underwriting fee on a percentage basis in the Company’s sensitivity analysis.

3.

We note your response to comment 8. Starting on page 194 you disclose the right of Selina security holders to convert their debt and/or warrants into Selina Ordinary Shares upon the occurrence of certain triggering events, such as a qualifying equity financing or the consummation of the business combination. Please disclose whether these security holders are able to convert their securities in connection with the business combination or PIPE Investment and, if so, describe the potential dilution to non-redeeming shareholders.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 10, 107 and 203.

U.S. Securities and Exchange Commission

July 1, 2022

Long-Term Growth Opportunity, page 116.

4.

We note your response to comment 10. Please include your response to the comment in the filing and tell us why you did not include the projections in the Rule 425 prospectus filed on January 20, 2022 in the filing.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 125. After the announcement of the Business Combination, BOA and the Company continued to engage with potential investors in Selina and included financial information for the fiscal year ending 2025 (the “2025 Projections”) for presentation to such potential investors. The 2025 Projections were prepared in good faith by the Company’s management based on their reasonable estimates and assumptions with respect to the expected future financial performance of the Company, substantially all of which are identical to those estimates and assumptions made in connection with the preparation of the Projections. The 2025 Projections were not reviewed and approved by the BOA Board and therefore not have not been disclosed in the Registration Statement.

Conflicts of Interest, page 124

5.

We note your response to comment 6. Please describe any interest in, or affiliation with, Selina. Clarify how the board considered those conflicts in negotiating and recommending the business combination. We note, for example, your disclosure on page 108 regarding Mr. Friedman’s consulting arrangement with Selina.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has revised the Registration Statement on page 114 to provide that in 2018, Mr. Friedman entered into a consulting arrangement with the Company to provide various consulting services. The aggregate amount of payments by the Company to Mr. Friedman for such consulting services were less than $100,000. Mr. Friedman’s consulting arrangement expired pursuant to the terms of the arrangement at the end of 2019. Following expiration of the consulting agreement until signing of the Business Combination Agreement, Mr. Friedman did not have any business relationships with the Company. Given the nature of the consulting arrangement, the amount of the payments made by the Company to Mr. Friedman and the length of time that had lapsed since expiration of the consulting agreement, the BOA Board determined that no conflict of interest existed between Mr. Friedman and the Company, and that no incentive existed for Mr. Friedman to pursue a business combination with the Company relative to other prospective targets.

BOA’s Business, page 143

6.

We note your disclosure on page 144 that the BOA Initial Stockholders, Selina and/or its affiliates may purchase BOA Class A Common Stock in privately negotiated transactions or in the open market and that the purpose of any such purchases could be to vote such shares in favor of the Business Combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. For guidance, see Compliance and Disclosure Interpretations (Tender Offers and Schedules) Question 166.01.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to remove the disclosure indicating that BOA Initial Stockholders,

U.S. Securities and Exchange Commission

July 1, 2022

Selina and/or its affiliates may purchase BOA Class A Common Stock in privately negotiated transactions or in the open market. The parties further acknowledge they are “covered persons” under Rule 14e-5 and any transactions in efforts to increase the likelihood that the business combination will be consummated will comply with Rule 14e-5 in any such transactions. While none of the BOA Initial Shareholders, Selina and/or their directors, officers, advisors or respective affiliates have any current intention to enter into such transactions, BOA will file a Current Report on Form 8-K to disclose entry into any such transaction.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Selina Non-IFRS Financial Measures, page 191

7.

We have considered your response to comment 14. It appears that your rent adjustment represents cash rent payments as reflected in the lease liability schedule disclosed on page F-39. Please tell us whether your lease agreements are subject to any free rent periods, concessions or other similar terms that would cause cash basis rents to vary significantly from period to period.

Response: When the Company enters into new leases with third-party landlords, it is customary for the Company to negotiate free rent periods, which generally range from one month to four months, but in certain circumstances can extend longer. These rent free periods help the Company reduce lease costs during the Company’s conversion of properties into Selina branded hotels. Additionally, in light of the COVID-19 pandemic and other macroeconomic factors, Selina has, from time to time, negotiated deferred rental payments and/or abated rental payments. While such terms cause cash basis rents to vary, the Company views such variation as not significant.

Certain Relationships and Related Party Transactions, page 223

8.	Please describe the material terms of the conditional backstop.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see refer to the definition of “Eligible Investments on page 3 and the disclosure on page 122.

Certain Material U.S. Federal Income Tax Considerations, page 231

9.

We note your response to comment 17. We reissue the comment as the disclosure on page 235 makes clear the business combination is intended to qualify as a tax free reorganization. Please disclose your receipt of a tax opinion and file it as an exhibit. If the tax opinion is a “should” or “more likely than not” opinion, revise your risk factor disclosure on page 84 to discuss the opinion. For guidance, see Staff Legal Bulletin No. 19, Section III. Also clarify the federal income tax consequence disclosure on pages 15, 21 and 30.

Response: The Company has revised the Registration Statement in response to the Staff’s comment on pages 90 and 264-266 to remove any purported representations as to tax treatment of the Transaction, including removal of any statement that the parties intend for the merger to qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code and that the merger would not result in gain recognition under Section 367(a). Accordingly, the Company has not sought a tax opinion. Additionally, the Company has revised the Registration Statement on pages 16, 23, and 32 to clarify certain disclosure related to United Stated federal income taxes.

U.S. Securities and Exchange Commission

July 1, 2022

Description of Selina Warrants, page 258

10.

We note your response to comment 9. Please clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 88 and 289.

General

11.	We note the interview with Selina CEO & Co-Founder Rafael Museri published by Exec Edge dated April 4, 2022; however, it appears that a Rule 425 prospectus was not filed. Please advise.

Response: The Company respectfully acknowledges the Staff’s comment and will endeavor to hereinafter file all written soliciting materials as required by Rule 425 under the Securities Act of 1933, as amended.

U.S. Securities and Exchange Commission

July 1, 2022

Thank you for your prompt attention to the Company’s response to the Staff’s comments. Please contact me at +44.20.3201.5597 or Benjamin Stein at +1.617.341.7775 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Tomasz Wozniak

Tomasz Wozniak
Morgan, Lewis & Bockius UK LLP

cc:	Rafael Museri, Selina Hospitality PLC
Jon Grech, Selina Hospitality PLC
Zachary Davis, King & Spaulding LLP